Studsvik®

Datum – Date
April 18, 2002

Vår referens – Our reference

Ert datum – Your date

Er referens – Your reference

02 MAY -7 AM 10: 10

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02028835

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Enclosures:
Press Release April 18, 2002:
Studsvik negotiates co-operation in the DOE market

Studsvik®

2002-04-18

Studsvik negotiates co-operation in the DOE market

Studsvik AB and a major American company are in the final phase of negotiating a co-operation to utilize Studsvik's THOR technology on waste materials which are in the possession of the U.S. Government including U.S. Department of Energy (DOE).

Studsvik is already, through it's Erwin facility, established in the U.S. market for treatment of radioactive waste from commercial nuclear power plants.

For further information please contact:
Hans-Bertil Håkansson, President and Chief Executive Officer,
phone +46 155 22 10 26 or +46 709 67 70 26